Mercedes-Benz Auto Lease Trust 2024-A
Investor Report

Collection Period Ended   31-Jul-2024

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Jul-2024	31-Jul-2024		
Determination Date	13-Aug-2024			
Record Date	14-Aug-2024			
Payment Date	15-Aug-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jul-2024	15-Aug-2024	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jul-2024	15-Aug-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	253,000,000.00	170,349,848.61	136,433,038.33	33,916,810.28	134.058539	0.539261
Class A-2A Notes	235,500,000.00	235,500,000.00	235,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	235,500,000.00	235,500,000.00	235,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	471,000,000.00	471,000,000.00	471,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,370,000.00	77,370,000.00	77,370,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,272,370,000.00**	**1,189,719,848.61**	**1,155,803,038.33**	**33,916,810.28**		
Overcollateralization	177,634,611.27	177,625,564.88	177,625,564.88			
Total Securitization Value	**1,450,004,611.27**	**1,367,345,413.49**	**1,333,428,603.21**			
present value of lease payments	778,780,383.53	700,584,060.94	673,717,690.12			
present value of Base Residual Value	671,224,227.74	666,761,352.55	659,710,913.09			

	Amount	Percentage
Initial Overcollateralization Amount	177,634,611.27	12.25%
Target Overcollateralization Amount	177,625,564.88	12.25%
Current Overcollateralization Amount	177,625,564.88	12.25%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	33,916,810.28	134.058539
Class A-2A Notes	5.440000%	1,067,600.00	4.533333	1,067,600.00	4.533333
Class A-2B Notes	5.757410%	1,167,554.77	4.957770	1,167,554.77	4.957770
Class A-3 Notes	5.320000%	2,088,100.00	4.433333	2,088,100.00	4.433333
Class A-4 Notes	5.320000%	343,007.00	4.433333	343,007.00	4.433333
Total		**4,666,261.77**		**$38,583,072.05**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,377,504,380.71**	**1,294,845,182.93**	**1,260,928,372.65**

Available 2024-A Collections	
Lease Payments Received	29,152,989.09
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,167,500.15
Net Sales Proceeds-scheduled terminations	5,519,958.49
Excess wear and tear included in Net Sales Proceeds	11,284.40
Excess mileage included in Net Sales Proceeds	42,194.51
Subtotal	**48,840,447.73**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	185,297.32
Total Available Collections	**49,025,745.05**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,139,454.51
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.45%)	5,880,755.21
(3) Exchange Note Principal Distributable Amount	33,916,810.28
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	8,088,725.05
Total Distribution	**49,025,745.05**

Available Funds ABS Notes	
Total Exchange Note Payments	39,797,565.49
Reserve Account Draw Amount	0.00
Total Available Funds	**39,797,565.49**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	4,666,261.77
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	33,916,810.28
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	1,214,493.44
Total Distribution	**39,797,565.49**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,139,454.51	1,139,454.51	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,666,261.77	4,666,261.77	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	1,067,600.00	1,067,600.00	0.00
thereof on Class A-2B Notes	1,167,554.77	1,167,554.77	0.00
thereof on Class A-3 Notes	2,088,100.00	2,088,100.00	0.00
thereof on Class A-4 Notes	343,007.00	343,007.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,666,261.77	4,666,261.77	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	33,916,810.28	33,916,810.28	0.00
Principal Distribution Amount	33,916,810.28	33,916,810.28	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,625,011.53
Reserve Fund Amount - Beginning Balance	3,625,011.53
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	15,370.76
minus Net Investment Earnings	15,370.76
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,625,011.53
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	15,370.76
Net Investment Earnings on the Exchange Note	
Collection Account	169,926.56
Investment Earnings for the Collection Period	185,297.32

Notice to Investors

The original filed July 2024 investor report contained incorrect percentages as it relates to the Proportion of Base Prepayment Assumption Realized Life to Date and Actual Lifetime Prepayment Speed. The amended investor report reflects the accurate percentages.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,450,004,611.27	26,302
Securitization Value beginning of Collection Period	1,367,345,413.49	25,502
Principal portion of lease payments	15,884,030.43	
Terminations- Early	11,069,178.32	
Terminations- Scheduled	4,828,343.12	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,135,258.41	
Securitization Value end of Collection Period	1,333,428,603.21	25,068

Pool Factor	91.96%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.35%	11.35%
Weighted Average Remaining Term (months)	31.83	29.34
Weighted Average Seasoning (months)	9.79	12.35
Aggregate Base Residual Value	888,302,349.92	846,980,587.50
Cumulative Turn-in Ratio		34.66%
Proportion of base prepayment assumption realized life to date		206.64%
Actual lifetime prepayment speed		0.65%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,327,248,573.91	24,960	99.54%
31-60 Days Delinquent	5,136,348.70	89	0.39%
61-90 Days Delinquent	678,110.13	13	0.05%
91-120 Days Delinquent	365,570.47	6	0.03%
Total	1,333,428,603.21	25,068	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.078%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,879,961.92	37	3,794,616.07	74
Liquidation Proceeds	1,527,280.20		3,224,375.57	
Recoveries	3,233.56		13,519.74	
Principal Net Credit Loss / (Gain)	349,448.16		556,720.76	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.311%	
Prior Collection Period	0.062 %	
Second Prior Collection Period	0.057 %	
Third Prior Collection Period	NA	
Four Month Average	0.143%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value — 0.038%

Average Net Credit Loss / (Gain) — 7,523.25

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	16,152,817.93	397	50,004,194.26	1,157
Sales Proceeds and Other Payments Received	17,993,339.45		56,179,363.13	
Residual Loss / (Gain)	(1,840,521.52)		(6,175,168.87)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.636)%	
Prior Collection Period	(1.181%)	
Second Prior Collection Period	(1.255%)	
Third Prior Collection Period	NA	
Four Month Average	(1.357)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value — (0.426)%

Average Residual Loss / (Gain) — (5,337.22)